EXHIBIT 99.3

RADVISION Launches the Industry’s Most Powerful HD Video Conferencing System in Its Class

RADVISION SCOPIA XT5000 becomes the industry’s first room system to combine advanced dual HD 1080p/60fps video and content, HD audio, H.264 High Profile and SVC

Press Release: RADVISION® Ltd. – Tue, Jan 31, 2012

AMSTERDAM & TEL AVIV, Israel & FAIR LAWN, N.J.--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced the RADVISION SCOPIA XT5000, the industry’s most powerful video system in its class. The new SCOPIA XT5000 is being introduced as RADVISION’s flagship product in the SCOPIA series of state-of-the-art video conferencing systems.

The SCOPIA XT5000 is the industry’s first and only system available to incorporate dual 1080p/60fps live video and content, HD audio, H.264 High Profile and RADVISION Scalable Video Coding (SVC), along with iPad Multi-Touch control - making it a highly advanced video conferencing system. The XT5000 uniquely combines the latest in bandwidth and network management technologies - H.264 High Profile for bandwidth efficiency and SVC for a high quality image, even in unpredictable network environments.

“With the introduction of the XT5000, RADVISION has reset the bar for high quality, fully-interoperable video conferencing," said Andrew W. Davis, senior analyst and co-founder of Wainhouse Research. “The SCOPIA XT5000 is a video solution with leading-edge power and with support for multiple H.264 profiles, dual 1080p60 streams, and a modern user interface. It brings room system functionality to a whole new level.”

“The SCOPIA XT5000 is a top-of-the-line room system at an amazing price point,” said Roberto Giamagli, general manager of RADVISION’s video business unit. “It’s the only system available today to combine such powerful technologies – from 1080p/60fps HD quality to network efficiency to the overall design and user experience. We’re delighted to be the first to offer this unique feature set to the market.”

XT5000 highlights include:

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Most powerful processing. The SCOPIA XT5000 harnesses unparalleled power for the most demanding conferencing applications. Two full 1080p/60fps video channels, H.264 High Profile and Scalable Video Coding (SVC) – all combine to make the XT5000 one of the most powerful conferencing systems ever created.

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Highest quality experience. The SCOPIA XT5000 sets the standard for an exceptional conferencing experience. Unique simultaneous HD 1080p/60fps for live video and content and CD-quality, 20 kHz audio deliver an outstanding experience. H.264 High Profile provides ultimate bandwidth efficiency and H.264 SVC offers network error resiliency. The XT5000 delivers unequalled video performance in real-world network conditions.

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Most intuitive user interface. The XT5000 interface is designed to deliver a simplified end-user experience. It leverages design principles of RADVISION’s award-winning iPad and iPhone applications and enables instant, intuitive and effective control. For an even better experience, the XT5000 is enabled for the SCOPIA Control Multi-Touch Apple iPad application.

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Sleek and elegant design. The XT5000’s refinement goes beyond the user experience to elegant hardware design. The XT5000 is a natural fit for today’s businesses, not only for its ease of use, but also its modern design that complements any conference room.

The XT5000 will be available through RADVISION’s reseller partner network in the first quarter of 2012.

RADVISION is offering live demos of the new XT5000 this week at Integrated Systems Europe, booth no. 12B86.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

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Contact:
RADVISION® Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1 201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net